Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center, 666 Third Avenue

New York, New York 10017

Jeffrey P. Schultz	212 935 3000
	212 983 3115	fax
Direct dial 212 692 6732
jschultz@mintz.com

May 12, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W

Mail Stop 0511.

Washington, D.C. 20549

Re:          Services Acquisition Corp. International

                Registration Statement on Form S-1

                Filed February 14, 2005, as amended on April 6, 2005

                File No. 333-122812

Ladies and Gentlemen:

On behalf of Services Acquisition Corp. International (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) amendment no. 2 to the Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on February 14, 2005 and amended on April 6, 2005.  We are delivering clean and marked complete courtesy copies of the Amendment to each of John Reynolds and Duc Dang of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the  “Comment Letter”) dated May 6, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies.  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

General

1.                                       Have you identified or been provided with the identity of, or had any direct or indirect contact with potential acquisition candidates? Currently, you merely disclose that you have not “selected” a target business for combination.  If management, the directors, or any affiliate, agent or other representative of any of the company, the directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us supplementally.  We may have further comment.

Response:  We have added disclosure on the prospectus cover and page 26 of the Amendment.  None of the Company’s officers, directors, or any affiliate, agent or other representative is currently engaged in discussions on the Company’s behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination with the Company.  However, the Company has advised a number of management’s contacts that a pool of capital is being raised for acquisitions and that the Company intends to seek an acquisition after the offering is consummated.  Such contacts include investment bankers and lawyers.  Such contacts have not introduced any potential targets to the Company. Although the Company’s management has not instructed its contacts to specifically identify potential acquisition candidates to the Company at this time, management does not know if such contacts have made inquiries to representatives of any potential target businesses.   The Company has entered into a confidentiality agreement with an entity that was looking for a potential equity sponsor to help them acquire a potential target company but the Company has not had any subsequent discussions or contact with the company itself.    The Company currently has no plans to enter into discussions or negotiations with this company with respect to a possible business combination.  We have advised the Company not to engage in any substantive conversations with respect to an acquisition target or any agent or affiliate thereof as both the Company and we recognize that if the acquisition of a particular company were probable, substantial information as to such company would be required to be disclosed in the Registration Statement.

2.                                       Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders.  This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder.  In this context we note that: (i) the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares (upon completion of the stock dividend) have an effective purchase price of $0.0078 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share.  Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters.  We may have further comment.

Response:  In response to this comment, we have added disclosure on pages 1, 4, 9 and 29 of the Amendment that states that any common stock acquired by existing stockholders in the aftermarket will be considered as part of the holding of the public stockholders and will have the same rights as other public stockholders, including voting and conversion rights with respect to a potential business combination.  Accordingly, they may vote on a proposed business combination with respect to securities acquired in the offering or in the aftermarket any way they choose.

The shares of common stock held by existing stockholders prior to the offering will be held in escrow pursuant to the escrow agreement and will not be subject to conversion rights.  Such shares will become worthless if a business combination is not consummated within the allotted time and the Company is forced to liquidate.  In addition, any warrants purchased in the open market by existing stockholders may not be exercised, sold or transferred until after the consummation of the business combination.  Since our existing stockholders own shares of common stock which will be released from escrow only if a business combination is successfully completed, and may own warrants which will expire worthless if a business combination is not consummated, it would be against his or her interests for an insider to vote against the business combination just so that he can exercise his conversion right.

With respect to the Staff’s perception that there is a disincentive for public stockholders to exercise his or her conversion rights, it is unlikely that a public stockholder would exercise its conversion rights after voting against a business combination in the event that the market price of the unit exceeded the $7.32 per unit held in the trust account at the time such determination was made.  Although an investor would lose money on its investment by exercising its conversion rights, such loss may be partially mitigated by any value received by such investor from the sale of its warrants.

3.                                       Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering.  We may have further comment.

Response:  In response to this comment, we have added disclosure in the section “Prospectus Summary—The Offering” on page 4 of the Amendment.   There will be no fees, reimbursements or cash flows paid to the existing stockholders and/or officers and directors other than the repayment of a $90,000 loan with 4% interest made by the Company’s affiliates to cover offering expenses, payment of up to $7,500 per month to the Company’s affiliates for office space and administrative services including secretarial support and reimbursement for any expenses incident to the offering and finding a suitable business combination.  Such payments are also disclosed in section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

4.                                       We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.  With a view toward disclosure, identify for us the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies’ filed on; if applicable, the date of effectiveness; and, the status of the offering thus far.  In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus.  To assist the staff in this regard, please present the information in a tabular format.  We may have further comment.

Response:  None of the Company’s officers, directors or affiliates have been involved in any blank check offerings underwritten on a firm commitment basis.

Our firm, Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. (“Mintz Levin”) represents or has represented a party in the following blank check firm commitment offerings:

Name of Company	Underwriter	Party Represented	Securities Act Form	Date of Effectiveness	Current Status of Offering	Amount in Trust to Date	Status of Business Combination
Fortress America Acquisition Corporation	Sunrise Securities Corp.	Sunrise	Form S-1	N/A	In Registration	N/A	N/A

Mintz Levin currently represents several other companies that are seeking to register blank check firm commitment offerings but no registration statements have been filed yet with respect thereto.  Due to our professional responsibilities, including confidentiality obligations, we respectfully decline to disclose the names of entities currently seeking to register blank check underwritten offerings.

Littman Krooks LLP has represented and/or advised Broadband Capital Management LLC in the following blank check firm commitment offerings:

Name of Offering	Type of Form Filed on	Effective Date	Amount/% Escrowed	Business Combination Completed	Party Involved

Sand Hill IT Security Acquisition Corp	Form S-1	7/29/04	85.0% or $18,360,000 out of $21,600,000 raised	No, none announced	Broadband: member of underwriting and selling group
International Shipping Enterprises, Inc.	Form S-1	12/13/04	91.8% or $180,576,000 out of $196,650,000	Combination announced and proxy filed	Broadband: member of underwriting and selling group
Coastal Bancshares cquisition Corp.	Form S-1	2/16/05	86.0% or $28,483,200 out of $33,120,000	No, none announced	Broadband: member of underwriting and selling group
International Metal Enterprises, Inc	Form S-1	Not effective	91.67% or $184,250,000 out of $201,000,000	N/A	Broadband: member of underwriting and selling group
Great Wall Acquisition Corp.	Form S-1	3/17/04	85.5% or $23,161,265 out of $27,095,850	No, none announced	Broadband: Lead Underwriter Littman Krooks LLP: underwriter’s counsel
China Mineral Acquisition Corp.	Form S-1	8/24/04	85% or 20,400,000 out of $24,000,000	No, none announced	Broadband: Lead Underwriter Littman Krooks LLP: underwriter’s counsel

Littman Krooks LLP represents other registered broker-dealers which in the future may seek to register blank check firm commitment offerings but no registration statements have been filed with respect thereto.

Prospectus Summary, page 1

5.                                       Please note, in the discussion of the offering on page 2 or in another appropriate place, whether the Company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

Response:  In response to this comment, we have added a statement on page 2 of the Amendment to the effect that the Company intends to amend its Form 8-K to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

6.                                       Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $11.50 per share or more in order for the redemption rights to apply.

Response:  In response to this comment, we have added disclosure on pages 3 and 46 of the Amendment.  The Company has established this criteria because it believes it will provide warrant holders with a significant premium to the initial warrant exercise price of $6.00 as well as a sufficient degree of liquidity to cushion the market reaction, if any, to the Company’s redemption call.  By having a call right, the Company has flexibility to eliminate the warrant overhang or access more cash.  However,  the value of the warrant to investors would be greatly diminished if the call’s trigger price was not a significant premium to the warrant exercise price.

7.                                       Provide, here or elsewhere in the prospectus as appropriate, a definition for the term “public shareholder” as used by the company with respect to this offering.  In this context, please discuss in particular whether this term would include the “existing shareholders” of the company and/or their affiliates, in the case of shares held by such persons that are acquired in the offering, pursuant to open market purchases of units, common stock or warrants, or from the exercise of warrants held by such persons.

Response:  In response to this comment, we have added disclosure on pages 1, 4 and 9 of the Amendment to clarify the term “public shareholders” means  the holders of common stock sold as part of the units in the offering or in the aftermarket, including any existing stockholders to the extent that they purchase such shares.

8.                                       Briefly detail, here or elsewhere in the prospectus as appropriate, the “certain limited exceptions” to the requirement that all existing stockholders’ shares shall not be transferable during the escrow period and cannot be released from escrow for three years from the date of the prospectus.

Response:  In response to this comment, we have added disclosure on pages 5 and 48 of the Amendment to briefly detail the certain limited exceptions to the requirement that all existing stockholders’ shares shall not be transferable during the escrow period and cannot be released from escrow for three years from the date of the prospectus.

9.                                       We note your response to comment 3 of our letter dated March 10, 2005.  Considering your disclosure in risk factor 5, the statements regarding your beliefs added to this and the business section appear speculative.  Also, because you already have disclosure regarding the characteristics you will focus upon, the statements regarding your beliefs on page 1 appears to add a promotional tone to your disclosure.  Please consider removing such language.

Response:  In response to this comment, we have removed such language.  Please see pages 1 and 24 of the Amendment.

10.                                 We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement “unless Broadband Capital Management (Broadband) determines” otherwise.  Please revise to elaborate on the noted disclosure.  Discuss the factors that Broadband will consider in making the determination to allow earlier separate trading.  If Broadband decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

Response:  In response to this comment, we have added disclosure on page 2 of the Amendment to state that Broadband expects to permit separate trading of the common stock and warrants as soon as reasonably practicable after the filing of the Form 8-K reflecting the closing of the exercise of the over-allotment option, if such closing occurs.  We have also added disclosure that if Broadband does allow separate trading before the end of 90 days, the Company will issue a press release and file a Form 8-K announcing when such separate trading will begin.

11.                                 We note that purchasers of your units will receive one share of common stock and one warrant, allowing them to purchase shares (following a business combination) at the price of $6.00 per share.  We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned.  Please revise to clarify if the warrants remain outstanding following an election to receive funds in the trust.  This appears to create an opportunity for individuals to purchase units, remit the shares allowing them to receive a portion of the trust, and benefit from the subsequent sale of the warrants they retain.

Response:  In response to this comment, we have added disclosure on page 4 of the Amendment to clarify that stockholders who convert their stock into their share of the trust fund will continue to have the right to exercise any warrants they may hold.   Individuals that purchase units, vote against the business combination and exercise their conversion rights run the risk that if other investors take a similar strategy, the Company may not successfully complete a business combination within the allotted time, the Company would be forced to liquidate and the warrants would become worthless.

12.                                 We note your disclosure here and on page 44 that the existing stockholders will escrow their shares for three years following the effectiveness of this registration statement.  Please revise to discuss the “certain limited exceptions” (or provide a cross reference to your disclosure that discusses such exceptions) that would allow your existing stockholders to access their shares before the end of the three year period.

Response:  In response to this comment, we have added disclosure on pages 5 and 48 of the Amendment to briefly detail the certain limited exceptions to the requirement that all existing stockholders’ shares cannot be released from escrow for three years from the date of the prospectus.

Risk Factors, page 6

13.                                 We note your statement that additional risks “that [you] deem immaterial may also harm use or affect your investment.” All material risks should be described.  If risks are not deemed material, the company should not reference them.  Please revise the disclosure accordingly.

Response:  In response to this comment, we have revised the disclosure accordingly on page 7 of the Amendment.

14.                                 In risk factor four, we note your disclosure that you “will seek to have all” third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trust.  In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements.

Response:  In response to this comment, we have added disclosure on pages 7 and 8 of the Amendment to elaborate on the factors the Company would consider when a third party refuses to execute an agreement waiving any right, title, interest or claim of any kind in or to any monies held in the trust account.  If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would analyze the alternatives available to us if we chose not to engage or enter into an agreement with such third party and evaluate if such engagement would be in the best interest of our stockholders if such third party refused to waive such claims to the funds in the trust account.

15.                                 In the eighth risk factor, as well as numerous other places in the prospectus, you make reference to the fact that it is the company’s expectation that several of the members of the current management will remain with the company after the consummation of the business combination.  Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company’s management will be able to maintain its position with the company post-business combination.

Response:  In response to this comment, we have revised the risk factor on pages 10 and 28 of the Amendment to state that members of our current management will only be able to remain with the company after the consummation of the business combination if they are able to negotiate the same as part of any such combination.   If the Company acquired a target business in an all-cash transaction, it would be more likely that current members of management would remain with the Company if they chose to do so.  If a business combination were structured as a merger whereby the stockholders of the target company were to control the Company following a business combination, it may be less likely that management would remain with the Company unless it was negotiated as part of the transaction via the acquisition agreement, an employment agreement or other arrangement.  In making the determination as to whether current management should remain with the Company following the business combination, management will analyze the experience and skill set of the target business’ management and negotiate as part of the business combination that certain members of current management remain if it is believed that it is in the best interests of the Company post-business combination.

Use of Proceeds, page 15

16.                                 We note your response to comments 12 and 25.  Please revise to include a risk factor discussing the factual situations that are disclosed on page 35 that apply to prior comments 12 and 25.  While it appears that risk factor 23 addresses the noted disclosure, it does not address the fact that current management may consider the reimbursement of excess expenses in selecting a target business.

Response:  In response to this comment, we have included a risk factor on page 11 of the Amendment with the following subheading:  “Our existing stockholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount in the trust fund unless the business combination is consummated and therefore they may have a conflict of interest in determining whether a particular target business is appropriate for a business combination and in the public stockholders’ best interest.”  The financial interest of our officers and directors could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the stockholders’ best interest.  We would note, however, that such expenses are likely to be insignificant compared to the value of management’s equity stake.

17.                                 We note your response to comment 13.  Please revise to clarify in this section if management will be able to receive compensation if they do not engage a third party to perform the due diligence.

Response:  In response to this comment, we have revised the disclosure on page 18 of the Amendment to clarify that management will not receive any compensation for its due diligence of prospective target businesses, but would be reimbursed for out-of-pocket expenses (such as travel expenses) incurred in connection with such due diligence activities.

Dilution, page 17

18.                                 Refer to prior comment 14.  It appears that the amount of net tangible book value applied in the tabular presentation for pro forma net tangible book value was calculated from the balance sheet as of January 31, 2005 (instead of March 31, 2005, as presented).  This also applies to the first sentence in the second paragraph of your narrative discussion.  Consequently, any amounts calculated as a result of this error should be corrected.  Please make all appropriate revisions.

Response:  In response to this comment, we have corrected the errors.

Proposed Business, page 22

19.                                 In the paragraph under the heading “We have not identified a target business or target industry,” and elsewhere in the prospectus as appropriate, expand your discussion concerning potential business combination candidates to specify the specific criteria the company will utilize in determining qualified business combination candidates (i.e., fair market value of at least 80% of the company’s net assets, annual revenues between $xxx to $xxx, EBITDA of $xxx to $xxx, etc.), for each industry/segment, the number of segment participants that qualify as potential combination candidates given the company’s established criteria and, to the extent not excessive in number, identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities.  We may have further comment.

Response:  Other than the 80% of net assets criteria and the requirement that the target business perform services, we have no other fixed criteria such as net assets, annual revenues or EBITDA and the inclusion of any such criteria in the prospectus would be misleading to investors.

The Company may make acquisitions in a number of ways, cash, cash and debt, stock only or in combinations.  Although the total value of the acquired company or companies in the initial business combination must be at least 80% of net assets, it is possible that it may exceed that 80% by many orders of magnitude.  The range of possible purchase prices is such that figures such as annual revenue or EBITDA would not be useful.  In addition, not every company is best evaluated by the same criteria, which is why bankers use many alternative valuation methods in rendering fairness opinions.

We also note that these transactions are structured in such a way that investors are investing based largely on their faith in the management team, together with the fact that the investor will have an opportunity to make a more informed investment decision as to approximately 91.5% of the investment through the proxy statement preceding any business combination.  While the Company has not yet identified any business combination candidates, the Company believes, based on the collective years of experience of management, that there are numerous business combination candidates that satisfy the search criteria set forth above.  We have added disclosure on page 26 of the Amendment stating such belief.  Such potential target businesses are too excessive in number for the Company to identify and, in any event, since a significant number of the target businesses are private companies, the financial and narrative information is not readily available.

A number of other blank check companies (or SPACs) have included much more specific investment parameters including more tightly circumscribed definitions of the industry in which investments will be made and the financial parameters to be used, including annual revenues, EBITDA, etc. , that the acquisition target is expected to have.  However, in the Company’s case, the industry is not narrowly defined and crosses over many industries and we will not be limited by financial parameters of the type set forth in many other similar investment vehicles.  Accordingly, the Company’s management will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate.  The Company believes, based on the industry expertise and experience of management, that there are numerous suitable business combination candidates.

20.                                 In the paragraph under the heading “Sources of target businesses,” we note the disclosure that the company will not pay any finders or consulting fees to the officers, directors or existing stockholders.  Please expand this disclosure, if accurate, to affirmatively confirm that the officers, directors and existing stockholders will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.

Response:  In response to this comment, we have revised the disclosure on page 26 of the Amendment to affirmatively confirm that the officers, directors and existing stockholders will not receive finder fees, consulting fees or any similar fees from any person or entity in connection with any business combination involving the Company other than any compensation or fees to be received for any services provided following such business combination.

21.                                 In the disclosure under the heading “Probable lack of business diversification,” provide additional disclosure to clarify, in light of the company’s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company’s net assets, how the company would be able to effectuate a business combination with more than one target business.

Response:  In response to this comment, we have revised the disclosure on page 28 of the Amendment to state that our initial business combination must be with one or more target businesses whose fair market value, collectively, is at least equal to 80% of the Company’s net assets.   We have also stated that the Company may not be able to acquire more than one target business because of various factors, including possible complex accounting issues, which would include generating pro forma financial statements reflecting the operations of several target businesses as if they had been combined, and numerous logistical issues, which could include attempting to coordinate the timing of negotiations, proxy statement disclosure and closings with multiple target businesses.  In addition, the Company would also be exposed to the risks that conditions to closings with respect to the acquisition of one or more of the target businesses would not be satisfied bringing the fair market value of the initial business combination below the required fair market value of 80% threshold.  Accordingly, while it is possible that we may attempt to effect our initial business combination with more than one target business, we are more likely to choose a single target business if deciding between one target business meeting the 80% threshold and comparable multiple target business candidates collectively meeting the 80% threshold.

In the event the Company consummates a business combination structured as a merger in which the consideration is the Company’s stock, the Company would have a significant amount of cash available to make subsequent acquisitions.  Of course, even if the Company uses cash for the initial business combination after such combination, it will be a public company with an operating business and capable of doing anything any other public company could do, including making acquisitions.

22.                                 We note your response to comment 15 regarding the possibility that you may acquire a company that focuses on providing consumer services.  It is unclear what is considered “better than average revenue growth” in light of your subsequent disclosure that you have not identified a “target industry.” Please revise to elaborate.  In general, the tone of this subsection appears promotional.  Because of the speculative nature of your business, please limit your use of promotional language.

Response:  In response to this comment, we have revised the disclosure on pages 24 and 25 of the Amendment to eliminate the promotional language.

23.                                 We note your response to comment 18.  It appears that proposals that would result from “direct inquiry, public relations and marketing efforts” would be considered solicited.  Please explain how “public relations and marketing efforts” would not be considered a solicitation of proposals.

Response:  The Company may engage a public relations firm and/or other professionals after the closing of the offering to spread the word that the Company is looking for appropriate opportunities with a view toward obtaining the most favorable acquisition targets for the Company.  The Company will not engage in any public relations or marketing efforts until after the closing of the offering.

24.                                 Please clarify if the omitted disclosure regarding your engagement with Broadband to “act as your investment banker in connection with [your] business combination” no longer applies.

Response:  In response to this comment, we confirm that we are not under any contractual obligation to engage Broadband to act as our investment banker in connection with our business combination or to provide any other services to us after the offering.

Management, page 31

25.                                 In the fourth full paragraph under the heading “Conflicts of Interest,” clarify who is being referred to as “us” in connection with the person(s) to be contacted by the company’s officers and directors to consider conflicts of interest concerning potential transactions.

Response:  In response to this comment, we have added disclosure on page 39 of the Amendment to clarify that “us” means the Company.

26.                                 In the penultimate paragraph under “Conflicts of interest,” clarify the disclosure to affirmatively state that existing stockholders are not required to vote any shares they hold which were not owned prior to the offering in accordance with the vote of the majority of the public stockholders and that such shares may be voted either for or against the proposed business combination in the existing holder’s own discretion.  In addition, clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering (whether pursuant to the offering, pursuant to open market purchases, or pursuant to the exercise of warrants) that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved by the requisite number of stockholders.

Response:  In response to this comment, per the Staff’s recommendation, we have revised the disclosure on pages 4, 9, 39 and 40 of the Amendment.

27.                                 We note your disclosure of the entities that your management and special advisors have been associated with.  Please revise to briefly discuss the line of business for such entities.

Response:  In response to this comment, we have revised the disclosure on page 37 of the Amendment to briefly discuss the line of businesses for such entities.

28.                                 Please clarify if the special advisors are affiliated with any of the members of management, or any existing stockholder.  If not, please revise to discuss how they will be compensated.  Also discuss the activities to be undertaken by the special advisors.

Response:  In response to this comment, we have revised the disclosure on pages 37 and 38 of the Amendment to describe the relationship between the special advisors and members of the Company’s management and that such special advisors will be using their contacts in an attempt to generate potential target businesses.  Such special advisors will not receive any compensation for their services.

Principal Stockholders, page 37

29.                                 We note your disclosure regarding management’s agreement with Broadband to make open market purchases of the warrants once separate trading begins, so long as the price does not exceed $1.20.  This arrangement appears to be an additional mechanism for initial shareholders to retain an even larger portion of their ownership, than is disclosed in the risk factors section, following a business combination.  Please revise to discuss this risk in the risk factors section.

Response:  In response to this comment, we have revised the disclosure on page 9 of the Amendment to discuss the risk.  Because of management’s agreement with Broadband to make open market purchases of the warrants once separate trading begins, following the consummation of the initial business combination the existing stockholders may obtain an even larger ownership block of the Company’s common stock upon exercise of the warrants which could permit them to effectively influence the outcome of all matters requiring approval by the Company’s stockholders, including the election of directors and approval of significant corporate transactions.

30.                                 Please clarify if the purpose of the disclosed purchases is to stabilize the price of the warrants.

                Response:  The purpose of the disclosed purchases of the warrants by both management and Broadband is to show their respective beliefs that management will be successful in their efforts to locate and close on a suitable business combination as the warrants expire worthless if there is no such combination.  In addition, it appears to be an accepted structural component of transactions such as this one previously approved by the Staff and the Company and Broadband wanted to make sure this offering was not at a competitive disadvantage to others that were similar.

Certain Transactions, page 39

31.                                 Briefly discuss the purpose for the 0.5714 stock dividend authorized by the company’s Board of Directors.  To the extent that the purpose of the stock dividend was to lower the existing stockholders’ effective purchase price to $0.0078 per share, discuss the motivations behind such determination and the benefit to the company of such a move.  We may have further comment.

Response:  In response to this comment, we have disclosed on page 43 of the Amendment that the sole purpose for the stock dividend authorized by the Board of Directors was to maintain the existing stockholders’ collective ownership (as contemplated by the original Registration Statement) at 20% of the Company’s issued and outstanding shares of common stock immediately after the offering in light of the increased size of the deal.  In addition, you will note that we have added language on page 41 of the Amendment which reserves the right to do a similar stock dividend if the offering is increased pursuant to Rule 462 under the Securities Act.  The purpose is not related to the existing stockholders’ effective purchase price per share.

32.                                 Provide the basis for the statement that “[A]ll ongoing and future transactions” between the company and its officers, directors or their affiliates will on terms believed to be no less favorable than would be available from unaffiliated third parties.

                Response:  The basis for this statement is that the Company’s management will gather pricing information or estimates  or fairness opinions from unaffiliated third parties with respect to similar transactions undertaken by the Company.  We have added disclosure stating such fact on page 44 of the Amendment.  In addition, as disclosed on page 44 of the Amendment, the Company will require prior approval for any interested transactions by a majority of the Company’s uninterested or independent directors or the members of the Board who do not have an interest in the transaction.

Underwriting, page 45

33.                                 Please revise to provide the pricing and quantity information for this section in your next amendment.

Response:  In response to this comment, the pricing and quantity information is not finalized at the current time and is expected to be set forth in our final amendment filing.

Part II
Exhibit

34.                                 We note your response to comment 28.  Supplementally, please advise how language that states the offering “maybe terminated” ensures that this offering will not proceed if more than 10% of the units are defaulted.  If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they “may”), please advise as to the consequence.

Response:  We will amend the last sentence of Section 6.2 of the Underwriting Agreement to read as follows:

“In the event that neither you or the Company arrange for the purchase of the Firm Units or Option Units to which a default relates as provided in this Section 6, this Agreement will be terminated by you or the Company without liability on the part of the Company (except as provided in Sections 3.15 and 5 hereof) or the several Underwriters (except as provided in Section 5 hereof); provided, however, that if such default occurs with respect to the Option Units, this Agreement will not terminate as to the Firm Units; and provided further that nothing herein shall relieve a defaulting Underwriter of its liability, if any, to the other several Underwriters and to the Company for damages occasioned by its default hereunder.”

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq. Jeffrey P. Schultz, Esq.	Thomas E. Aucamp
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.	Services Acquisition Corp. International
666 Third Avenue	401 East Olas Blvd., Ste. 1140
New York, NY 10017	Fort Lauderdale, FL 33301
Phone: (212) 935-3000	Phone:
Fax: (212) 983-3115	Fax:

Very truly yours,

/s/ Jeffrey P. Schultz

Jeffrey P. Schultz

cc:           Securities and Exchange Commission

                Duc Dang, Esq.

                David Burton

Services Acquisition Corp. International

Thomas E. Aucamp

Littman Krooks LLP

Steven D. Uslaner, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth Koch, Esq.